SANDVIK

Our date
2007-03-19

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

2007 APR 11 A 10:22

07022544

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes the acquisition of Diamond Innovations, dated 16 March 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
APR 16 2007
THOMSON
FINANCIAL

4/11

SEC-brev 070301 Hydramatic